July 13, 2022

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On May 6, 2022, the Registrant, on behalf of its proposed series, Inspire Fidelis Multi-Factor ESG ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on June 21, 2022, you provided me with comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 1: The Staff of the U.S. Securities and Exchange Commission (the “Staff”) notes that the Fund’s name does not correspond entirely to the name of the index that the Fund proposes to track (the “Index”), and therefore the Fund does not comply with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please match the name of the Fund with that of the Index, or rephrase the Fund’s 80% test so as to comply with Rule 35d-1.

Response: The Registrant has amended its disclosures to state the following:

The Fund generally invests at least 80% of its total assets in securities that meet the following criteria (the “Multi Factor” criteria) that are ~~in~~ the components ~~securities~~ of the Index in an attempt to track the Index.

The universe of eligible index components consists of common stocks that meet the following “Multi-Factor” criteria~~criterion~~:

•	have an Inspire Impact Score that is positive (i.e., greater than or equal to zero).
•	are listed on a major US stock exchange, including American Depositary Receipts (“ADRs”);
•	have market capitalization of $250 million or greater;

Alberto Zapata, Esq.
July 13, 2022

•	are in the top 60% of stocks for combined value, growth and momentum factors (as described below);
•	are not in the bottom 20% of stocks for value, growth or momentum factors individually;
•	are not limited partnerships;
•	are not companies based in China; and
•	are not a manufacturer of military weapons or a medical facility providing access to abortion services.

Principal Investment Strategies

Comment 2: Please reconcile the third sentence of the second full paragraph on page 3 of the Prospectus, which states that the Index Provider chooses 60 constituents of the Index “regardless of market capitalization” with the Index criteria on page 1 of the Prospectus that the common stocks “have market capitalization of $250 million or greater.”

Response: The Registrant has amended its disclosures to state the following:

The Index is composed of 100 constituents. The Index Provider selects the 40 companies with the highest Fidelis Multi-Factor Score for the Index. The Index Provider then chooses the remaining 60 constituents of the Index by adding the companies from each sector with the highest Fidelis Multi-Factor Score ~~regardless of market capitalization~~ in accordance with the Index’s target sector weightings. The Index is weighted to permit significant exposure, up to 27% in the information technology sector. If necessary, due to restrictions that may eliminate a company in the top 40, the Index Provider will select the next highest scoring stocks until a total of 40 have been selected. Next, the Index Provider selects the highest-ranking stocks within each sector~~, regardless of their market caps,~~ to complete the needed weightings. The process is repeated for each sector. The Index Provider then assigns each of the final 100 Index constituents an equal weight of 1%. If the resulting Index has weightings to international stocks greater than 35%, the Index Provider makes an adjustment to keep the weighting at or below 35%. When a common stock within the Index is no longer available due to a corporate action or its Inspire Impact Score drops below zero, the stock will be replaced.

Comment 3: In the same paragraph referenced in Comment 2, please disclose what percentage of the Fund could be invested in the information technology sector.

Response: The Registrant refers to its response to Comment 2.

Alberto Zapata, Esq.
July 13, 2022

Principal Investment Risks

Comment 4: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 5: Please add a separate “ESG Investing Risk” in addition to “Biblically Responsible Investment Risk.” In the Fund’s disclosure of “Biblically Responsible Investment Risk,” please discuss how the Fund uses data from a third-party provider and how such data can vary across providers and within industries.

Response: The Registrant has added the following risk disclosure to its Item 4 and Item 9 disclosures:

ESG Investment Risk. The Fund’s incorporation of ESG considerations in its investment process may cause it to make different investments than funds that have a similar investment universe and/or investment style but that do not incorporate such considerations in their strategy or investment processes. Under certain economic conditions, this could cause the Fund’s investment performance to be worse than similar funds that do not incorporate such considerations in their investment strategies or processes. The Fund will seek to identify companies that it believes meet its ESG criteria based on the data provided by third parties. The data provided by third parties may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess a company’s ESG practices. The Fund may invest in companies that do not reflect the beliefs and values of any particular investor.

Alberto Zapata, Esq.
July 13, 2022

The Registrant has amended its disclosure of “Biblically Responsible Investment Risk” to state the following:

Biblically Responsible Investment Risk. The Fund invests its assets in securities with an Inspire Impact Score® of zero or higher. As a result of its strategy, the Fund’s exclusion of securities of certain issuers for nonfinancial reasons may cause the Fund to forgo some market opportunities available to funds that do not use these criteria. This could be due to biblically responsible companies falling out of favor with investors or failing to perform as well as companies that do not receive a favorable Inspire Impact Score®. The Fund uses data provided by third parties in assessing an Inspire Impact Score®. The amount and accuracy of publicly available data varies from company to company.

Additional Information About Principal Investment Strategies and Related Risks

Comment 6: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 7: Please reconcile the statement in the second full paragraph on page 8 of the Prospectus that the Fund will not concentrate in any particular industry with the disclosure that the Index may permit significant exposure to the information technology sector.

Response: The Registrant will adhere to the Fund’s fundamental investment restriction not to invest more than 25% in securities of companies engaged in any one industry, but may have significant exposure to the information technology sector across several industries within the sector.

Comment 8: Please explain how the Fund’s use of securities lending as described on page 10 of the Prospectus is consistent with the Fund’s investment restrictions. If “Securities Lending Risk” is a principal investment risk of the Fund, please include in the Fund’s Item 4 and Item 9 principal investment risk disclosures.

Response: The Registrant notes that the Fund’s investment restrictions specifically permit lending portfolio securities to the extent it is in accordance with the Fund’s investment objective or strategies. As described on page 11 of the Prospectus, securities lending will not be a principal investment strategy of the Fund. All investment decisions will be made based on fundamental

Alberto Zapata, Esq.
July 13, 2022

economic interests without taking into consideration the potential revenue from securities lending. Therefore, “securities lending risk” is not a principal investment risk of the Fund. The Registrant believes its disclosures on pages 10-11 of the Prospectus are sufficient without further elaboration and consistent with the statemetn on page 16 of the SAI that additional disclosure will be provided if securities lending were to become a principal investment strategy of the Fund.

Statement of Additional Information

Comment 9: Please confirm that the Fund is a commodity pool operator and whether there will be significant derivative investing as part of the Fund’s investment strategy.

Response: The Registrant confirms that the Adviser will file an exemption from regulation as a commodity pool operator under the Commodity Exchange Act. The Registrant further confirms that the Fund will not use derivatives as a principal investment strategy.

Comment 10: Please disclose where appropriate in the Adviser’s Proxy Voting Policy how the Fund will approach relevant ESG proxy policies of the underlying portfolio companies.

Response: The Registrant has amended the disclosures to state the following:

Generally, Inspire votes proxies in line with the recommendations of an underlying portfolio company’s manager on routine matters. However, Inspire will determine on a case-by-case basis whether the resolution of an issue or topic raised in a specific proxy would violate the biblical values it uses to screen potential investments and will vote in a manner consistent with those biblical values regardless of management’s recommendation.

It is the policy of Inspire to identify any potential conflicts of interest prior to the voting of any proxies. When reviewing proxy proposals, the CCO will monitor for conflicts of interest. If the proposal falls within our predetermined voting guidelines, we will vote according to the guidelines. If a conflict is identified, Inspire may disclose the conflict to the applicable clients or contact a third party to advise Inspire to determine the vote and/or provide voting recommendations.

Part C

Comment 11: Please include the Index Licensing Agreement or Sub-Licensing Agreement as part of the Fund’s Item 28 disclosures.

Response: The Registrant will include the License Agreement as an exhibit to Registration Statement.

Alberto Zapata, Esq.
July 13, 2022

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench